ARM
3-1-2004

04002156

SI ES
E COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
(No. and Street)

MIAMI	FLORIDA	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE R. FERNANDEZ (305) 670-9255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI,	FLORIDA	33144
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ALAN PAREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

IDOLIDIA C FELIZ
MY COMMISSION #DD215726
EXPIRES: MAY 27, 2007
Bonded through Advantage Notary

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N☐A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N☐A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

January 27, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash in Banks and on Hand	$ 93,046	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $854,209	877,267	
Trading Securities Owned, Not Readily Marketable, at Estimated Fair Value - Original Cost - $37,250	30,000	
Accounts Receivable, No Reserve Required	2,116,878	
Prepaid Expenses	9,723	
Total Current Assets		$ 3,126,914
OTHER ASSETS		
Lease Security Deposit	$ 4,359	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $16,222	1,850	
Total Other Assets		6,209
TOTAL ASSETS		$ 3,133,123

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Securities Sold, Not Yet Purchased,		
at Market Value, Original Sales Price - $ 81,756	$ 73,200	
Due to Correspondent Broker	809,703	
Due to Others	22,492	
Accrued Salaries, Commissions, and Other Expenses	141,146	
Total Current Liabilities		$ 1,046,541
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - $.01 Par Value; Voting Shares, Class A; Authorized - 2,000,000 Shares; Issued - 271,250 Shares	$ 2,713	
Common Stock - $.01 Par Value; Non-Voting Shares, Class B; Authorized - 1,000,000 Shares; No Shares Outstanding	-	
Additional Paid-In Capital	201,090	
Retained Earnings	1,882,779	
Total Stockholders' Equity		2,086,582
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 3,133,123

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		$ 1,568,103
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 720,320	
Clearance, Quotation, and Communication Costs	132,938	
Occupancy and Other Rentals	65,738	
Taxes, Other than Income Taxes	730	
Other Operating Expenses	69,065	
Total Operating Expenses		988,791
PROFIT FROM OPERATIONS		$ 579,312
INTEREST EXPENSE		-
PROFIT BEFORE INCOME TAXES		$ 579,312
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 579,312

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
Balance - January 1, 2003	237,500	$ 2,375	25,000	$ 250	$ 152,556	$ 1,303,467
Sale of 8,750 Shares of Class A Common Stock	8,750	88	-	-	48,534	-
Issuance of 25,000 Shares of Class A Common Stock in exchange for 25,000 Shares of Class B Common Stock	25,000	250	(25,000)	(250)	-	-
Net Profit for the Period	-	-	-	-	-	579,312
Balance - December 31, 2003	271,250	2,713	-	$ -	201,090	1,882,779

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net Profit	$ 579,312	
Adjustments to Reconcile Net Profit to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	1,984	
Increase in Unrealized (Gain) on Trading Securities Owned, Marketable and Not Readily Marketable	(124,003)	
Increase in Unrealized (Gain) on Trading Securities Sold, Not Yet Purchased	(8,556)	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(531,787)	
Increase in Trading Securities Owned, at Cost	(358,494)	
Increase in Trading Securities Sold, Not Yet Purchased, at Cost	81,756	
Increase in Trading Securities Owned, Not Readily Marketable, at Estimated Fair Value	(31,500)	
Increase in Prepaid Expenses	(1,183)	
Increase in Due to Correspondent Broker	308,238	
Increase in Accounts Payable and Accrued Expenses	69,590	
Decrease in Income Taxes Paid in Advance	19,399	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 4,756
INVESTING ACTIVITIES		
Sale of 8,750 Shares of Class A Common Stock	$ 48,622	
NET CASH PROVIDED BY INVESTING ACTIVITIES		48,622
INCREASE IN CASH		$ 53,378
CASH AT BEGINNING OF YEAR		39,668
CASH AT END OF YEAR		$ 93,046
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Investment securities are carried at original cost, unless there has been a permanent reduction in market value. The Company does not own any restricted or investment securities at December 31, 2003.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2003, the Company's "Net Capital" was substantially in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. This lease expires on January 31, 2006.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31	
2004	$ 53,760
2005	55,388
2006	4,626
	$ 113,774

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2003 is as follows:

Commissions	$ 1,266,491
Administrative Fees	70,335
Firm Trading	159,210
Interest, Dividends, and Other	72,067
	$ 1,568,103

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2003 is as follows:

Due from Correspondent Broker	$ 2,079,371
Due from Others	34,521
Dividends and Interest	2,986
	$ 2,116,878

The amount Due From Correspondent Broker primarily represents funds in a cash account as part of the funds on deposit supporting the trading and underwriting activities of the Company.

NOTE 6 - SALE OF CLASS A COMMON STOCK

On February 4, 2003, the Company sold 8,750 shares of its Class A Common Stock for a total consideration of $ 48,622. In addition the purchasing shareholder was granted an option to purchase an additional 8,750 shares of the Company's Class A Common Stock at a price of $ 5.56 per share. The option price represents the book value of a share of the Class A Common stock as of December 31, 2002. This option expires on December 31, 2005. As part of this same transaction, the purchasing shareholder exchanged his 25,000 shares of Class B Common Stock for 25,000 shares of Class A Common Stock.

NOTE 7 - CHANGE IN CORRESPONDENT BROKER

On December 5, 2003, the Company changed its clearing firm from Correspondent Service Corporation (CSC), a wholly owned subsidiary of Paine Webber, Inc. to National Financial Services, LLC, a wholly owned subsidiary of Fidelity Brokerage Co. All terms and conditions under the agreement with CSC remain the same under the agreement with National Financial Services, LLC.

SCHEDULE 1

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholders' Equity		$ 2,086,582
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 2,086,582
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 1,850	
2. Accounts and Loans Receivable	34,521	
3. Securities Non-Readily Marketable	30,000	
4. Prepaid Expenses	9,723	
5. Lease Security Deposit	4,359	
6. Fidelity Bond Deductible	5,000	85,453
Net Capital Before Haircuts on Security Positions		$ 2,001,129
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ 1,936	
b. Debt Securities	23,108	
c. Other Securities	59,370	84,414
Net Capital		$ 1,916,715

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition		
Accounts Payable	$ 22,492	
Accrued Salaries, Commissions, and Other Expenses	141,146	
Total Aggregate Indebtedness		$ 163,638
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 10,909
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 1,816,715
Excess Net Capital at 1,000 Percent		$ 1,900,351
Percentage of Aggregate Indebtedness to Net Capital		8.54%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm was Correspondent Service Corporation (CSC), a wholly-owned subsidiary of PaineWebber, Inc., until December 5, 2003 when they were replaced under the same terms and conditions by National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 27, 2004